ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

September 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney

Re:	McAfee Corp. (formerly Greenseer Holdings Corp.)
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 16, 2020
CIK No. 0001783317

Ladies and Gentlemen:

On behalf of McAfee Corp. (formerly Greenseer Holdings Corp.) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions to the draft Registration Statement confidentially submitted to the Commission on August 8, 2019, as amended by that certain Amendment No. 1 to the draft Registration Statement confidentially submitted to the Commission on August 17, 2020 and that certain Amendment No. 2 to the draft Registration Statement confidentially submitted to the Commission on September 16, 2020 (the “Draft Registration Statement”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

For reference purposes, the comment contained in the Staff’s letter dated September 25, 2020 is reproduced below in italics and the corresponding response is shown below the comment. All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Securities and Exchange Commission	- 2 -	September 28, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

1.    We note from your response to prior comment 11 as well as your response to prior comment 21 in the correspondence filed August 17, 2020 and acknowledge that you do not monitor or track revenues from new versus existing customers. However, we note your disclosure here that part of the increase in net revenues was due to higher demand due to COVID-19 and to growth in your Mobile & Internet Service Providers channel. To the extent possible, please revise to quantify the impact to net revenues due to these factors.

Response to Comment 1:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it is not possible to quantify the impact of higher demand due to COVID-19 on the Company’s financial results, including net revenue, for the 26-week period ended June 27, 2020, compared to the impact of other business developments and any other general market and macroeconomic conditions that may have contributed to increased demand for the Company’s solutions during the same period. The Company notes that prior to the emergence of the COVID-19 pandemic, it had experienced growth in quarterly net revenue, among other financial measures, compared to the applicable prior year period. Accordingly, it is not possible to quantify the portion of the growth in the Company’s net revenue for the 26-week period ended June 27, 2020 that is a product of the continuation or acceleration of these pre-existing growth drivers, and the portion that is directly the result of the COVID-19 pandemic. To address such uncertainty, the Company notes that it has disclosed on page 31 of the Registration Statement that it cannot determine the portion of its growth in net revenue or any other measures of its performance for the first half of fiscal 2020 that was the result of responses to the COVID-19 pandemic, and to address the risk that uncertainties regarding any continued impact of the COVID-19 pandemic may increase variability in the Company’s future results of operations.

The Company further advises the Staff that it does not have the ability to separately track the impact on net revenue from growth in its Mobile & Internet Service Providers channel on an absolute dollar basis. However, based on review of other measures of channel activity, including annualized contract value in the current and relevant prior periods, the Company estimates that growth in the Mobile & Internet Service Provider channel was a significant driver of the increase in net revenue during the 26-week period ended June 27, 2020, and has presented it accordingly on page 131 of the Registration Statement.

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Securities and Exchange Commission	- 3 -	September 28, 2020

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Peter Leav (McAfee Corp.)
Venkat Bhamidipati (McAfee Corp.)
Ashish Agarwal (McAfee Corp.)
Katharine Martin (Wilson Sonsini Goodrich & Rosati, P.C.)
Andrew Hill (Wilson Sonsini Goodrich & Rosati, P.C.)